UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Form the month of: February 2022

Commission File No. 001-34184

SILVERCORP METALS INC.
(Translation of registrant's name into English)

Suite 1750 – 1066 W. Hastings Street

Vancouver BC, Canada V6E 3X1

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F ☐ Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7)  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 8, 2022	SILVERCORP METALS INC.

/s/ Derek Liu
Derek Liu
Chief Financial Officer

EXHIBIT INDEX

EXHIBITS 99.4, 99.5 AND 99.6 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRANT'S REGISTRATION STATEMENT ON FORM F-10 (FILE NO. 333-249939), AS AMENDED AND SUPPLEMENTED, AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1	News Release – (February 8, 2022) Silvercorp Reports Adjusted Net Income Of $13.4 Million, $0.08 per Share for Q3 Fiscal 2022, and Issues Fiscal 2023 Production, Cash Cost, and Capital Expenditure Guidance
99.2	Form 52-109F2 Certificate of Interim Filings – full certificate – CFO
99.3	Form 52-109F2 Certificate of Interim Filings – full certificate – CEO
99.4	Silvercorp Metals Inc. Financial Statements for the three and nine months ended December 31, 2021
99.5	Silvercorp Metals Inc. MD&A for the three and nine months ended December 31, 2021
99.6	Consent of Guoliang Ma

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